Exhibit (a)(5)(i)

Contact(s):	Deborah Hellinger	Andrea Ward
	Oracle	Portal Software
	+1.650.506.5158	+1.408.572.3958
	deborah.hellinger@oracle.com	anward@portal.com

Oracle Receives Regulatory Clearance For Acquisition Of Portal Software

Tender Offer to Expire May 22, 2006

REDWOOD SHORES, Calif., May 17, 2006 — Oracle today announced it has received all requisite worldwide regulatory clearances for its acquisition of Portal Software, Inc., a leading global provider of billing and revenue management solutions for the communications and media industry. Oracle and Portal Software announced the acquisition last month.

Oracle is acquiring Portal Software through a cash tender offer of $4.90 per share, or approximately $220 million. The tender offer is set to expire on May 22, 2006.

“The combination of Oracle and Portal delivers the first end-to-end packaged enterprise software suite for the communications industry,” said Oracle President Charles Phillips. “We anticipate closing the deal with Portal shortly.”

“Portal’s Board of Directors and management recommended moving forward with this transaction and we look forward to combining with Oracle,” said Portal Founder and CEO Dave Labuda.

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, please visit our Web site at www.oracle.com.

About Portal Software

Portal Software offers the only billing and revenue management solution with a modern, object-oriented architecture built on Oracle that can bill and manage all communications services including wireline, wireless, broadband, cable, voice over IP, IPTV, music, and video.

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Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. PORTAL, and the PORTAL LOGO are trademarks or registered trademarks in the United States and in other countries, all owned by Portal Software, Inc. or its subsidiaries. Other names may be trademarks of their respective owners.

Important Information

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND POTTER ACQUISITION CORPORATION FILED ON APRIL 25, 2006 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.